                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                          Foothill Independent Bancorp
          -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    344905104
          -------------------------------------------------------------
                                 (CUSIP Number)

                    Thomas M. Cerabino, Esq., Willkie Farr &
             Gallagher, 787 Seventh Avenue, New York, New York 10019
                                 (212) 728-8000
          -------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 24, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 344905104                                           Page 2 of 16 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Basswood Partners, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.36 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   2 of 16
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 344905104                                           Page 3 of 16 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Matthew Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.36%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   3 of 16
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 344905104                                           Page 4 of 16 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bennett Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.36%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   4 of 16
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The purpose of this Amendment No. 18 to the previously filed Schedule 13D is to report a change in the disclosure set forth in Item 4 (Purpose of Transaction) as more fully described below.

Item 1. Security and Issuer
---------------------------

     No change.

Item 2. Identity and Background
-------------------------------

     This Statement has been filed on behalf of the Reporting Persons, namely Basswood Partners, L.L.C. ("Basswood"), a Delaware limited liability company, and Matthew Lindenbaum and Bennett Lindenbaum, the managing members of Basswood. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P., a Delaware limited partnership (the "Partnership") and Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and is the investment general partner of certain partnerships (including Jet I, L.P., a Delaware limited partnership ("Jet I")), which may from time to time acquire shares of common stock ("Shares") of Foothill Independent Bancorp ("Foothill"). Basswood Capital Management, LLC (of whom Matthew Lindenbaum and Bennett Lindenbaum are managing members) acts as investment manager to Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International") and acts as advisor to several managed accounts. The Partnership, Basswood International, Whitewood and Jet I are referred to collectively as the "Accounts." As of the date hereof, 431,778 Shares are owned of record by the Partnership, 4,318 Shares are owned of record by Whitewood, 22,292 Shares are owned of record by Jet I, 94,933 Shares are owned of record by Basswood International and 100 Shares are owned of record by Bennett Lindenbaum. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

     Messrs. Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which do not currently own Shares but which may in the future buy and sell Shares from time to time.

     During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

     Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations
----------------------------------------------------------

     As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 553,421 Shares, all of which Shares are held of record by the Accounts (other than 100 Shares which are owned of record by Bennett Lindenbaum). The Shares have been purchased in open market transactions at an aggregate cost of $5,305,695.41. The funds for the purchase of the Shares held by the Accounts and Mr. Lindenbaum have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4. Purpose of Transaction
------------------------------

     All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.


                               Page 5 of 16 Pages

     On May 24, 1999, Latham & Watkins, special counsel to Basswood, sent a letter and a copy of the Judgment and Statement of Decision of the Los Angeles Superior Court pertaining to Basswood's request for certain of Foothill's records to Gary A. Pemberton, Esq., counsel to Foothill. The text of both documents follows:

                          [LATHAM & WATKINS LETTERHEAD]




                                  May 24, 1999



VIA FACSIMILE AND U.S. MAIL
---------------------------

Gary A. Pemberton, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92658-7680

   Re:  Basswood v. Foothill Independent Bancorp.
        -----------------------------------------

Dear Mr. Pemberton:

     Since your May 7, 1999 letter indicating Foothill's continued refusal to produce records under Section 1601 -- which records were requested by Basswood on March 17, 1999 and ordered produced by Judge O'Brien of the Los Angeles Superior Court on April 27, 1999 -- the Superior Court has entered its Judgment compelling Foothill to produce the requested records. Copies of the signed Judgment and Statement of Decision are enclosed.

     Basswood Financial Partners requests immediate production of the corporate and accounting records ordered produced by the Court under Section 1601 of the California Corporations Code, as set forth in the enclosed Judgment. Please inform us by facsimile when the documents will be made available for inspection and copying.

                               Very truly yours,

                               /s/ Amos E. Hartston

                               Amos E. Hartston
                               of LATHAM & WATKINS


                               Page 6 of 16 Pages



               SUPERIOR COURT OF CALIFORNIA, COUNTY OF LOS ANGELES

DATE:  05/24/99                                                                                               DEPT. 85

HONORABLE ROBERT H. O'BRIEN                         JUDGE     F.J. ALDANA                                 DEPUTY CLERK

HONORABLE                                   JUDGE PRO TEM                                 ELECTRONIC RECORDING MONITOR
#2
      NONE                                 Deputy Sheriff     NONE                                       Reporter
============================================================= ========================================================
9:30 am           BS056436                                   Plaintiff
                                                             Counsel

                  BASSWOOD FINANCIAL PARTNERS LP                           NO APPEARANCES
                  VS                                         Defendant
                  FOOTHILL INDEPENDENT BANCO                 Counsel
                  r/t BS055703
----------------- ====================================================================================================
                  NATURE OF PROCEEDINGS:

                  JUDGMENT AND STATEMENT OF DECISION;

                  Copies of the Judgment and Statement of Decision, both signed and filed this date, are sent with copies of this minute order via U.S. Mail this date addressed as follows:

                  MARC W. RAPPEL, ESQ.
                  633 W. FIFTH ST., STE 4000
                  LOS ANGELES, CA. 90071-2007

                  GARY A. PEMBERTON, ESQ.
                  660 NEWPORT CENTER DRIVE, STE 1600
                  NEWPORT BEACH, CA. 92660


                               Page 7 of 16 Pages

                                                        ORIGINAL
                                      FILED

                           LOS ANGELES SUPERIOR COURT

                                   MAY 24 1999

                              JOHN A. CLARKE CLERK

                               BY F Aldana DEPUTY



                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              COUNTY OF LOS ANGELES

BASSWOOD FINANCIAL PARTNERS, LP,             CASE NO. BS 056 436

         Petitioner,                               JUDGMENT

    v.

FOOTHILL INDEPENDENT BANCORP.,

         Respondent.
----------------------------------------
BASSWOOD PARTNERS, LLC,                      Related to
                                             CASE NO. BS 055 703 [Lead Case]
         Petitioner,

    v.

FOOTHILL INDEPENDENT BANCORP.,

         Respondent.
----------------------------------------

     Petitioner Basswood Financial Partners, LP's ("Basswood") petition for a peremptory writ of mandate came on for hearing on April 26, 1999 in Department 85 of the Los Angeles Superior Court, the Honorable Robert H. O'Brien presiding. Marc W. Rappel of Latham & Watkins appeared on behalf of Petitioner


                                                             -------------------
                                                             (PROPOSED) JUDGMENT
                               Page 8 of 16 Pages

Basswood. Gary A Pemberton of Stradling Yocca Carlson & Rauth appeared on behalf of respondent Foothill Independent Bancorp. ("Foothill").

     Having considered the papers filed in support of and in opposition to the petition for a writ of mandate, heard oral argument, and taken under submission the issues, and good cause appearing therefore,

     IT IS HEREBY ORDERED, ADJUDGED AND DECREED:

     1. That Basswood Financial Partners' petition for writ of mandate is granted as to Corporations Code section 1601;

     2. That Basswood Financial Partners' petition for writ of mandate is denied as to Corporations Code section 1600; and

     3. Petitioner, Basswood Financial Partners, to recover costs from respondent, Foothill Independent Bancorp., in the sum of $________________.

Dated: May 24, 1999
       ------------

                                              /s/ Robert H. O'Brien
                                        ---------------------------
                                        Honorable Robert H. O'Brien


                                                             -------------------
                                                             (PROPOSED) JUDGMENT

                               Page 9 of 16 Pages

                                                        ORIGINAL
                                      FILED

                           LOS ANGELES SUPERIOR COURT

                                   MAY 24 1999

                              JOHN A. CLARKE CLERK

                               BY F Aldana DEPUTY



                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              COUNTY OF LOS ANGELES


BASSWOOD FINANCIAL PARTNERS, LP,             CASE NO. BS 056 436

         Petitioner,                               STATEMENT OF DECISION

    v.

FOOTHILL INDEPENDENT BANCORP.,

         Respondent.
----------------------------------------
BASSWOOD PARTNERS, LLC,                      Related to
                                             CASE NO. BS 055 703 [Lead Case]
         Petitioner,

    v.

FOOTHILL INDEPENDENT BANCORP.,

         Respondent.
----------------------------------------


     Petitioner Basswood Financial Partners, LP's ("Basswood") petition for a peremptory writ of mandate came on for hearing on April 26, 1999 in Department 85 of the Los Angeles Superior Court, the Honorable Robert H. O'Brien presiding. Marc W. Rappel of Latham & Watkins appeared on behalf of Petitioner Basswood. Gary A Pemberton of Stradling Yocca Carlson & Rauth appeared on behalf of respondent Foothill Independent Bancorp. ("Foothill").

     Documentary evidence was introduced on behalf of the respective parties and the cause was argued and submitted for decision. The Court, having admitted and considered the evidence and heard the arguments of counsel, and taken the matter under submission, issues the following statement of decision:



                                                --------------------------------
                                                (PROPOSED) STATEMENT OF DECISION


                               Page 10 of 16 Pages

     Basswood's petition for writ of mandate is granted as to the Corporations Code section 1601 request. The Court bases its decision on its adjudication of the issue of whether Basswood has a proper purpose for requesting corporate records under section 1601. The Court has decided that Basswood has stated a proper purpose, and is entitled to inspect and copy Foothill's corporate records under section 1601. Basswood's petition for writ of mandate is denied as to the Corporations Code section 1600 request. The Court bases its decision on its adjudication of the issue of whether Basswood is entitled to additional shareholder records and information in Foothill's possession beyond the list of record shareholders under section 1600. Basswood requested production of shareholder records from Foothill including the NOBO list (list of non-objecting beneficial owners), Cede & Co. breakdowns, magnetic computer tapes, daily transfer sheets and stop lists ("Additional Shareholder Records"). The Court has decided that Basswood, as owner of more than five percent of the stock of Foothill, has an absolute right to inspect and review Foothill's list of record shareholders under section 1600; however, the Court has determined that the proper interpretation of section 1600 only requires production of a record list of stockholders, and the Court finds the reasoning of the out of state authority requiring production of Additional Shareholder Records in the possession of the company to be unpersuasive. Accordingly, because Foothill has already produced its list of record stockholders, the Court



                                                --------------------------------
                                                (PROPOSED) STATEMENT OF DECISION


                               Page 11 of 16 Pages
denies Basswood's request to inspect Additional Shareholder Records.

Legal and Factual Basis
-----------------------

     The Court bases its decision on the following: Basswood is a record owner of more than five percent of Foothill's stock. Basswood has set forth purposes reasonably related to its interests as a stockholder to inspect Foothill's corporate records, and has requested records tailored to its stated purposes. Basswood's stated purposes include confirming Foothill's statements regarding its financial performance, and investigating the basis for Foothill's recent amendments to its bylaws, expanded board of directors, and elimination of director selection procedures, as well as other recent actions.

     Under Corporations Code Section 1601, the accounting books and records and minutes of proceedings of the shareholders and the board and committees of the board shall be open to inspection upon the written demand of any shareholder for a purpose reasonably related to such holder's interests as a shareholder. Cal. Corp. Code ss. 1601.

     Accordingly, since Basswood has set forth purposes reasonably related to its interests as a shareholder, Basswood is entitled to inspect and copy those corporate books and records requested in Basswood's March 17, 1999 request, specifically including inspection of the following:

     I. Minutes

          A. All minutes of meetings of Foothill's board of directors and any committees



                                                --------------------------------
                                                (PROPOSED) STATEMENT OF DECISION


                               Page 12 of 16 Pages
               thereof from October 1, 1996 through the present; and

          B. All agendas, minutes and other documents (including any recordings or videotapes) that memorialize or record any matters discussed at any meetings of Foothill's shareholders (whether formal or informal), beginning October 1, 1996 through the present.

     II. Accounting Records

          A. All accounting and other financial records that were consulted or used by the Company to calculate its efficiency ratio as of December 31, 1998 and the fourth quarter of 1998. To the extent a portion of any record was consulted or used, the entire record should be provided.

     Under Corporations Code Section 1600, a shareholder holding more than five percent of the outstanding shares of a corporation has an absolute right to inspect and copy the record of shareholders' names and addresses and shareholdings. Cal. Corp. Code ss. 1600. The Court has determined that the proper interpretation of section 1600 only requires production of a record list of stockholders, and the Court finds the reasoning of the out of state authority requiring production of Additional Shareholder Records in the possession of the company to be unpersuasive. Accordingly, because Foothill has already produced



                                                --------------------------------
                                                (PROPOSED) STATEMENT OF DECISION


                               Page 13 of 16 Pages
its list of record stockholders, the Court denies Basswood's request to inspect Additional Shareholder Records. Foothill has satisfied its obligations under Corporations Code section 1600.

     THEREFORE IT IS HEREBY ORDERED, ADJUDGED AND DECREED that judgment be entered in favor of petitioner Basswood Financial Partners, LP and against respondent Foothill Independent Bancorp. with respect to inspection of accounting books and records under Corporations Code section 1601, and against Basswood Financial Partners, LP with respect to its request for further shareholder information and records under Corporations Code section 1600.

Dated:  May 24, 1999
        ------------

                                              /s/ Robert H. O'Brien
                                        ---------------------------
                                        Honorable Robert H. O'Brien


                                                --------------------------------
                                                (PROPOSED) STATEMENT OF DECISION





     Except as discussed above, and as disclosed in prior amendments to the previously filed Schedule 13D, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in
Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Company
---------------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 553,421 Shares. As of April 2, 1999 (according to the Company's Proxy Statement for its Annual Meeting), there were a total of 5,915,263 Shares of Common Stock outstanding. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 9.36% of the outstanding Shares as of such date. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners.

(c) As indicated in Exhibit B hereto, there have been no transactions by the Reporting Persons for the 60-day period preceding May 27, 1999 through the date hereof.

(d) Other than the Reporting Persons and the Accounts, with respect to the Shares beneficially owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
        Securities of the Company
        -------------------------

     No change.


                               Page 14 of 16 Pages

Item 7. Material to be Filed as Exhibits
----------------------------------------

     The following exhibits are filed hereto:

Exhibit A:     An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of
               1934

Exhibit B:     A description of the transactions in the Shares that were
               effected by the Reporting Persons during the 60-day period preceding May 27, 1999 through the date hereof





                               Page 15 of 16 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 1999



                                   BASSWOOD PARTNERS, L.L.C.

                                  By:  /s/ Matthew Lindenbaum
                                       --------------------------
                                       Name: Matthew Lindenbaum
                                       Title: Managing Member


                                  By:  /s/ Bennett Lindenbaum
                                       --------------------------
                                       Name: Bennett Lindenbaum
                                       Title: Managing Member


                                  /s/ Matthew Lindenbaum
                                  -------------------------------
                                      Matthew Lindenbaum


                                  /s/ Bennett Lindenbaum
                                  -------------------------------
                                      Bennett Lindenbaum




                               Page 16 of 16 Pages

                                  EXHIBIT INDEX

Exhibit        Title
-------        -----

Exhibit A:     An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of
               1934

Exhibit B:     A description of the transactions in the Shares that were
               effected by the Reporting Persons during the 60-day period preceding May 27, 1999 through the date hereof.